Filed by North Fork Bancorporation, Inc.
                                   Pursuant to Rule 425 under the Securities
                                   Act of 1933
                                   Subject Company:  Dime Bancorp, Inc.
                                   Commission File No. 001-13094


 FOR IMMEDIATE RELEASE      INVESTOR:  DANIEL M. HEALY
                                       EXECUTIVE VICE PRESIDENT
                                       CHIEF FINANCIAL OFFICER
                                       516-844-1258

                             PRESS:    KEKST AND COMPANY
                                       ROBERT D. SIEGFRIED
                                       212-521-4832


                NORTH FORK EXTENDS EXPIRATION DATE
                  OF ITS EXCHANGE OFFER FOR DIME


 MELVILLE, N.Y. -- MARCH 23, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) issued a statement today announcing that it had extended the expiration date of its exchange offer for all outstanding shares of common stock of Dime Bancorp, Inc. (NYSE:DME) to 12:00 midnight, New York City time, on Wednesday, May 31, 2000.

 North Fork extended the expiration date of its offer until the end of May in light of the second postponement of Dime's stockholder meeting to consider the proposed merger with Hudson United Bancorp, this time to May 17, 2000, and North Fork's expectation that it will receive Federal Reserve Board approval for its offer in the latter part of May. Failure of the Dime stockholders to approve the proposed merger with Hudson United and receipt of Federal Reserve Board approval would satisfy two conditions of North Fork's offer.

 As of 12:00 midnight, New York City time, on Wednesday, March 22, 2000, no shares of Dime common stock had been tendered in the offer. As previously reported, North Fork commenced its exchange offer last week.

 North Fork also announced that Dime filed a lawsuit against North Fork and its directors in the United States District Court for the Eastern District of New York alleging claims under the federal securities laws based on what Dime believes are material misstatements and omissions in the proxy solicitation and exchange offer materials filed by North Fork with the Securities and Exchange Commission. Dime's claim seeks injunctive and other relief. North Fork believes that Dime's claims are without merit and intends to contest the action vigorously.

 Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, and any amendments or supplements to either of them, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-755-7250.